Exhibit 99.1

CORPORATE RELEASE	25 February 2026

Manchester United Plc Reports

Second Quarter Fiscal 2026 Results

Key Points

•	Generated operating profit in first 6 months of fiscal 2026 of £32.6 million, compared to £3.9 million operating loss in first 6 months of fiscal 2025, as the Club continues to see the positive impact of operating cost and headcount reduction programs implemented in the prior year;

•	6 month adjusted EBITDA at £102.9 million, versus £94.2 million in 6 months to 31 December 2024 representing a 9.2% increase, despite total revenue decrease with men’s first team not participating in UEFA competition in fiscal 2026;

•	Achieved total revenues of £190.3 million and adjusted EBITDA of £76.0 million, compared to £198.7 million and £70.5 million respectively in the second quarter of fiscal 2025;

•	Operating profit for the quarter was £19.6 million, compared to £3.1 million in the second quarter of fiscal 2025;

•	The men’s first team is currently positioned 4th in the Premier League; our women’s first team is currently 2nd in the Women’s Super League. The men’s first team appointed Michael Carrick as Head Coach until the end of the 2025/26 season;

•	Supported the launch of the Old Trafford Regeneration Mayoral Development Corporation (OTR MDC), a major milestone in the journey towards a new world-class home for the Club;

•	For Fiscal 2026, the company reiterates its prior guidance of total revenues of £640 million to £660 million and adjusted EBITDA of £180 million to £200 million

MANCHESTER, England – 25 February 2026 – Manchester United (NYSE: MANU; the “Company,” the “Group” and the “Club”) today announced financial results for the 2026 fiscal second quarter ended 31 December 2025.

Management Commentary

Omar Berrada, Chief Executive Officer, commented, “We are now seeing the positive financial impact of our off-pitch transformation materialise both in our costs and profitability. We continue to take a football first approach and invest in both our men’s and women’s first teams. On the pitch our men’s team sits 4th in the Premier League and our women’s team are 2nd in the Women’s Super League, as well as reaching the League Cup Final and the quarter final of the UEFA Women’s Champions League. Today’s results demonstrate the underlying strength of our business as we continue to push for the best football results possible for our Men’s and Women’s teams."

Outlook

For fiscal 2026, the Company reiterates its full year revenue guidance of £640 million to £660 million and adjusted EBITDA guidance of £180 million to £200 million. The club remains committed to, and in compliance with, both the Premier League’s Profit and Sustainability Rules and UEFA’s Financial Fair Play Regulations.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2025/26 season*	6	13	12	7	38
2024/25 season	6	13	10	9	38
2023/24 season	7	13	9	9	38

*As of 25 February 2026; subject to change

Key Financials (unaudited)

£ million (except earnings/(loss) per share)	Three months ended 31 December			Six months ended 31 December
	2025	2024	Change	2025	2024	Change
Commercial revenue	78.5	85.1	(7.8)%	162.7	170.4	(4.5)%
Broadcasting revenue	62.3	61.6	1.1%	92.2	92.9	(0.8)%
Matchday revenue	49.5	52.0	(4.8)%	75.7	78.5	(3.6)%
Total revenue	190.3	198.7	(4.2)%	330.7	341.8	(3.2)%
Adjusted EBITDA(1)	76.0	70.5	7.8%	102.9	94.2	9.2%
Operating profit/(loss)	19.6	3.1	532.3%	32.6	(3.9)	-

Profit/(loss) for the period (i.e. (loss)/income)	4.2	(27.7)	-	(2.5)	(26.3)	90.3%
Basic earnings/(loss) per share (pence)	2.43	(16.35)	-	(1.42)	(15.58)	90.9%
Adjusted profit/(loss) for the period (i.e. adjusted net (loss)/income)(1)	4.1	(6.2)	-	1.6	(6.5)	-
Adjusted basic income/(loss) per share (pence)(1)	2.39	(3.65)	-	0.90	(3.86)	-

Non-current borrowings in USD (contractual currency)(2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted profit/(loss) for the period and adjusted basic earnings/(loss) per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 31 December 2025 was £290.0 million and total current borrowings including accrued interest payable was £295.7 million.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £78.5 million, a decrease of £6.6 million, or 7.8%, over the prior year quarter.

•	Sponsorship revenue was £37.2 million, a decrease of £5.8 million, or 13.5%, over the prior year quarter, primarily due to the Club’s training kit sponsorship agreement with Tezos in the prior year, which ended before the start of the 2025/26 season.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £41.3 million, a decrease of £0.8 million, or 1.9%, over the prior year quarter.

Broadcasting

Broadcasting revenue for the quarter was £62.3 million, an increase of £0.7 million, or 1.1%, over the prior year quarter, due to the men’s first team estimating a higher Premier League finishing position for the 2025/26 season versus the 2024/25 season, combined with an increased value of the Premier League’s latest international broadcasting rights cycle. These increases are mostly offset by the men’s first team not participating in UEFA competitions in the current year, compared to the UEFA Europa League in the prior year.

Matchday

Matchday revenue for the quarter was £49.5 million, a decrease of £2.5 million, or 4.8%, over the prior year quarter, primarily due to playing three fewer home cup matches in the current quarter, compared to the prior year quarter, partially offset by improved performance of our matchday revenue function over the seven league home matches played.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £173.9 million, a decrease of £22.5 million, or 11.5%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £75.1 million, a decrease of £7.4 million, or 9.0%, over the prior year quarter, due to the impact of headcount reduction programs implemented during the prior year.

Other operating expenses

Other operating expenses for the quarter were £39.2 million, a decrease of £6.5 million, or 14.2%, over the prior year quarter, primarily due to the impact of the club’s cost reduction programs and reduced matchday costs as a result of playing three fewer home matches in the current year quarter, compared to the prior year quarter.

Depreciation and amortization

Depreciation for the quarter was £5.0 million, compared to £4.3 million in the prior year quarter. Amortization for the quarter was £54.6 million, an increase of £5.2 million, or 10.5%, over the prior year quarter, due to investment in the first team playing squad. The unamortized balance of registrations at 31 December 2025 was £572.1 million.

Exceptional items

Exceptional items for the quarter were £nil. Exceptional items for the prior year quarter were a cost of £14.5 million. This comprised costs associated with the departure of former men’s first team manager Erik ten Hag and various members of football staff.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £3.2 million, compared to a profit of £0.8 million for the prior year quarter.

Net finance costs

Net finance costs for the quarter were £13.9 million, compared to net finance costs of £37.6 million in the prior year quarter, primarily due to a large unfavorable swing in foreign exchange rates resulting in unrealized foreign exchange losses on unhedged USD borrowings in the prior year quarter, compared to minimal movement in the current year quarter.

Income tax

The income tax expense for the quarter was £1.5 million, compared to an income tax credit of £6.8 million in the prior year quarter, due to the Group making a taxable profit in the current year quarter, compared to a taxable loss in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) decreased by £36.1 million in the quarter to 31 December 2025, compared to a decrease of £54.0 million in the prior year quarter.

Net cash outflow from operating activities for the quarter was £11.4 million, compared to £63.2 million in the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £1.8 million, a decrease of £5.1 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £36.0 million, a decrease of £8.1 million over the prior year quarter.

Net cash inflow from financing activities for the quarter was £23.7 million, compared to £59.9 million in the prior year quarter. This is primarily due to a net drawdown of £25.0 million on our revolving facilities in the quarter.

Balance sheet

Our USD denominated non-current borrowings as of 31 December 2025 were $650 million, which was unchanged from 31 December 2024. As a result of the year-on-year change in the USD/GBP exchange rate from 1.2540 at 31 December 2024 to 1.3456 at 31 December 2025, our non-current borrowings when converted to GBP were £481.3 million, compared to £515.7 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 31 December 2025 were £295.7 million compared to £215.7 million at 31 December 2024. As of 31 December 2025, cash and cash equivalents were £44.4 million compared to £95.5 million at the prior year quarter.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 148-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers, per latest available survey data from 2019. Our large, passionate, and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as profit/(loss) for the period before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance (costs)/income, and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit/(loss) on disposal of intangible assets and exceptional items), capital structure (primarily finance (costs)/income), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of profit/(loss) for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted profit/(loss) for the period (i.e. adjusted net profit/(loss))

Adjusted profit/(loss) for the period is calculated, where appropriate, by adjusting for charges related to exceptional items, foreign exchange losses/gains on unhedged US dollar denominated borrowings and fair value movements on embedded foreign exchange derivatives, subtracting/adding the actual tax credit/expense for the period, and adding the adjusted tax credit for the period (based on an normalized tax rate of 25%). The normalized tax rate of 25% is the current UK corporation tax rate. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3.	Adjusted basic and diluted earnings/(loss) per share

Adjusted basic and diluted earnings/(loss) per share are calculated by dividing the adjusted earnings/(loss) for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted earnings/(loss) per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2025	2024	2025	2024
Revenue
Commercial % of total revenue	41.3%	42.8%	49.2%	49.8%
Broadcasting % of total revenue	32.7%	31.0%	27.9%	27.2%
Matchday % of total revenue	26.0%	26.2%	22.9%	23.0%

	2025/26 Season	2024/25 Season	2025/26 Season	2024/25 Season
Home Matches Played
PL	7	7	10	10
UEFA competitions	-	2	-	3
Domestic Cups	-	1	-	2
Away Matches Played
PL	6	6	9	9
UEFA competitions	-	3	-	3
Domestic Cups	-	1	1	1
Other
Employee benefit expenses % of revenue	39.5%	41.5%	45.0%	47.6%

Contacts

Investors: Roger Bell Chief Financial Officer Roger.Bell@manutd.co.uk	Media: Toby Craig Chief Communications Officer Toby.Craig@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 December		Six months ended 31 December
	2025	2024	2025	2024
Revenue from contracts with customers	190,307	198,700	330,652	341,765
Operating expenses	(173,931)	(196,493)	(346,318)	(382,078)
Profit on disposal of intangible assets	3,176	839	48,220	36,391
Operating profit/(loss)	19,552	3,046	32,554	(3,922)
Finance costs	(14,693)	(42,480)	(36,551)	(31,471)
Finance income	769	4,917	1,170	2,504
Net finance costs	(13,924)	(37,563)	(35,381)	(28,967)
Profit/(loss) before income tax	5,628	(34,517)	(2,827)	(32,889)
Income tax (expense)/credit	(1,445)	6,772	370	6,473
Profit/(loss) for the period	4,183	(27,745)	(2,457)	(26,416)

Basic earnings/(loss) per share:
Basic earnings/(loss) per share (pence)	2.43	(16.35)	(1.42)	(15.58)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings/(loss) per share (thousands)	172,434	169,746	172,432	169,532
Diluted earnings/(loss) per share:
Diluted earnings/(loss) per share (pence) (1)	2.42	(16.35)	(1.42)	(15.58)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings/(loss) per share (thousands) (1)	172,658	169,746	172,432	169,532

(1) For the three months ended 31 December 2024 and the six months ended 31 December 2025 and 31 December 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 December 2025	30 June 2025	31 December 2024
ASSETS
Non-current assets
Property, plant and equipment	297,824	292,334	267,060
Right-of-use assets	3,237	7,145	7,650
Investment properties	19,294	19,433	19,573
Intangible assets	1,002,790	966,457	946,014
Deferred tax asset	26,046	24,927	25,779
Trade receivables	62,035	43,419	46,583
Derivative financial instruments	-	-	364
	1,411,226	1,353,715	1,313,023
Current assets
Inventories	18,766	13,053	13,423
Prepayments	20,147	17,438	27,568
Contract assets – accrued revenue	65,230	19,528	59,847
Trade receivables	108,856	133,728	88,776
Other receivables	1,481	13,694	2,022
Derivative financial instruments	2	472	247
Cash and cash equivalents	44,406	86,105	95,542
	258,888	284,018	287,425
Total assets	1,670,114	1,637,733	1,600,448

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 December 2025	30 June 2025	31 December 2024
EQUITY AND LIABILITIES
Equity
Share capital	56	56	56
Share premium	307,345	307,345	307,345
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(791)	223	(3,542)
Retained deficit	(343,595)	(341,616)	(334,870)
	190,740	193,733	196,714
Non-current liabilities
Contract liabilities - deferred revenue	6,144	5,915	4,146
Trade and other payables	184,309	205,359	179,438
Borrowings	481,265	471,855	515,719
Lease liabilities	2,908	7,899	8,018
Derivative financial instruments	620	2,599	3,179
	675,246	693,627	710,500
Current liabilities
Contract liabilities - deferred revenue	164,052	205,490	165,724
Trade and other payables	325,057	359,246	297,598
Income tax liabilities	679	566	966
Borrowings	295,745	165,119	215,746
Lease liabilities	477	572	672
Derivative financial instruments	2,232	3,403	4,558
Provisions	15,886	15,977	7,970
	804,128	750,373	693,234
Total equity and liabilities	1,670,114	1,637,733	1,600,448

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2025	2024	2025	2024
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental note 4)	(4,101)	(55,807)	4,316	(32,599)
Interest paid	(7,507)	(7,401)	(17,826)	(18,771)
Interest received	464	696	1,077	1,756
Tax paid	(284)	(718)	(298)	(299)
Net cash outflow from operating activities	(11,428)	(63,230)	(12,731)	(49,913)
Cash flows from investing activities
Payments for property, plant and equipment	(1,750)	(6,936)	(18,730)	(17,235)
Payments for intangible assets	(53,627)	(49,917)	(216,198)	(203,657)
Proceeds from sale of intangible assets	17,605	5,770	80,466	39,338
Net cash outflow from investing activities	(37,772)	(51,083)	(154,462)	(181,554)
Cash flows from financing activities
Proceeds from issue of shares	-	79,985	-	79,985
Proceeds from borrowings	60,000	-	165,000	200,000
Repayment of borrowings	(35,000)	(20,000)	(35,000)	(20,000)
Principal elements of lease payments	(1,324)	(63)	(1,528)	(191)
Net cash inflow from financing activities	23,676	59,922	126,370	259,794
Effects of exchange rate changes on cash and cash equivalents	(10,528)	375	(876)	(6,334)
Net decrease in cash and cash equivalents	(36,052)	(54,016)	(41,699)	21,993
Cash and cash equivalents at beginning of period	80,458	149,558	86,105	73,549
Cash and cash equivalents at end of period	44,406	95,542	44,406	95,542

SUPPLEMENTAL NOTES

1            General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of profit/(loss) for the period to adjusted EBITDA

	Three months ended 31 December		Six months ended 31 December
	2025 £’000	2024 £’000	2025 £’000	2024 £’000
Profit/(loss) for the period	4,183	(27,745)	(2,457)	(26,416)
Adjustments:
Income tax expense/(credit)	1,445	(6,772)	(370)	(6,473)
Net finance costs	13,924	37,563	35,381	28,967
Profit on disposal of intangible assets	(3,176)	(839)	(48,220)	(36,391)
Exceptional items	-	14,537	-	23,175
Amortization	54,600	49,423	108,752	102,693
Depreciation	4,977	4,293	9,806	8,549
Adjusted EBITDA	75,953	70,460	102,892	94,104

3	Reconciliation of profit/(loss) for the period to adjusted profit/(loss) for the period and adjusted basic and diluted earnings/(loss) per share

	Three months ended 31 December		Six months ended 31 December
	2025 £’000	2024 £’000	2025 £’000	2024 £’000
Profit/(loss) for the period	4,183	(27,745)	(2,457)	(26,416)
Exceptional items	-	14,537	-	23,175
Foreign exchange (gains)/losses on unhedged US dollar denominated borrowings	(177)	15,936	4,915	(748)
Fair value loss/(gain) on embedded foreign exchange derivatives	41	(4,221)	(8)	1,731
Income tax expense/(credit)	1,445	(6,772)	(370)	(6,473)
Adjusted profit/(loss) before income tax	5,492	(8,265)	2,080	(8,731)
Adjusted income tax (expense)/credit (using a normalized tax rate of 25%	(1,373)	2,066	(520)	2,183
Adjusted profit/(loss) for the period (i.e. adjusted net income/(loss)	4,119	(6,199)	1,560	(6,548)

Adjusted basic earnings/(loss) per share:
Adjusted basic earnings/(loss) per share (pence)	2.39	(3.65)	0.90	(3.86)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic earnings/(loss) per share (thousands)	172,434	169,746	172,432	169,532
Adjusted diluted earnings/loss) per share:
Adjusted diluted earnings/(loss) per share (pence)(1)	2.39	(3.65)	0.90	(3.86)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted earnings/(loss) per share (thousands) (1)	172,658	169,746	172,658	169,532

(1) For the three and six months ended 31 December 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash (used in)/generated from operations

	Three months ended 31 December		Six months ended 31 December
	2025 £’000	2024 £’000	2025 £’000	2024 £’000
Profit/(loss) for the period	4,183	(27,745)	(2,457)	(26,416)
Income tax expense/(credit)	1,445	(6,772)	(370)	(6,473)
Profit/(loss) before income tax	5,628	(34,517)	(2,827)	(32,889)
Adjustments for:
Depreciation	4,977	4,293	9,806	8,549
Amortization	54,600	49,423	108,752	102,693
(Profit)/loss on disposal of intangible assets	(3,176)	(839)	(48,220)	(36,391)
Net finance costs	13,924	37,563	35,381	28,967
Non-cash employee benefit expense – equity-settled share-based payments	288	421	478	797
Foreign exchange losses/(gains) on operating activities	740	562	2,914	(152)
Reclassified from hedging reserve	158	184	1,818	2,943
Changes in working capital:
Inventories	(574)	(982)	(5,713)	(9,880)
Prepayments	5,319	8,685	(1,109)	(9,413)
Contract assets – accrued revenue	(15,176)	(14,088)	(45,702)	(20,069)
Trade receivables	(35,997)	(35,013)	12,982	(49,243)
Other receivables	3,675	140	12,213	713
Contract liabilities – deferred revenue	(54,806)	(62,241)	(41,209)	(34,105)
Trade and other payables	16,319	(9,386)	(35,248)	14,920
Provisions	-	(12)	-	(39)
Cash (used in)/generated from operations	(4,101)	(55,807)	4,316	(32,599)